Redacted-Fees have been excluded because they are both (1) not material and (2) would likely cause competitive harm to the Registrant if publicly disclosed.

Fund Administration Fee Letter

for

the Funds listed on Schedule A

each a series of

DGI Investment Trust

This Fee Letter (this “Fee Letter”) applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to DGI Investment Trust (the “Trust”) for the Funds listed on Schedule A (individually referred to herein as a “Fund” and collectively as the “Funds”) pursuant to that certain Master Services Agreement dated April 22, 2021, and the Fund Administration Addendum dated April 22, 2021 (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

1.	Fees

1.1.	For the Fund Administration Services provided under the Fund Administration Addendum, Ultimus shall be entitled to receive a fee and reimbursable expenses from the Trust, or the Funds, or the Adviser (as hereinafter defined) on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, computed with respect to the Funds as follows:

Average Daily Net Assets	Administration Fee
Up to $250 million
$250 million to $500 million
In excess of $500 million

The fee will be calculated based on the aggregate net assets of the Funds and distributed to the Funds on a pro rata basis or other Board approved methodology.

The fee will be subject to an annual minimum of $          with respect to each Fund, plus an annual fee of $          per each additional share class above the first share class per Fund.

1.2.	The Trust, the Funds, or the Adviser agrees to pay Ultimus (i) an annual fee, based on the schedule below, for providing assistance in connection with the maintenance of the Funds’ Liquidity Risk Management Program (“LRMP”), and (ii) other related fees listed below.

Annual Fee
Base fee per investment adviser

Other Related Fees
Form N-LIQUID preparation and related Board notification

Optional ICE Vantage Liquidity Indicator Module	At cost
DGI Investment Trust Fund Administration Fee Letter	Page 1 of 3

1.3.	State Registration (Blue Sky) Fees:

Each Fund shall pay its allocated U.S. federal and state regulatory filing fees. In addition, each Fund shall pay Ultimus the following fees per state registration:

Initial registration
Registration renewal
Sales reports (if required)

1.4.	Reserved.

1.5.	The fees are computed daily and payable monthly, along with any reimbursable expenses. The Trust, the Funds, or the Adviser agrees to pay all fees within 30 days of receipt of each invoice. Ultimus retains the right to charge interest of 1.5% on any amounts that remain unpaid beyond such 30-day period. Acceptance of such late charge shall in no event constitute a waiver by Ultimus of the Trust’s, the Funds’, or the Advisor’s default or prevent Ultimus from exercising any other rights and remedies available to it.

2.	Reimbursable Expenses

In addition to the above fees, the Trust, the Funds, or the Adviser will reimburse Ultimus for certain reimbursable expenses incurred on each Fund’s behalf, including, but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust or the Adviser. The Trust and each Fund will be responsible for the Fund’s normal operating expenses, such as U.S. federal and state filing fees, EDGARizing fees, insurance premiums, typesetting and printing of the Fund’s public documents, and fees and expenses of the Trust’s other vendors and providers that provide services to the Fund.

3.	Term

3.1.	This Fee Letter shall be coterminous with the Agreement, such that any termination of the Agreement in whole or in part shall be treated as a termination of this Fee Letter in whole or in part (as applicable). In the event of any termination of the Agreement, the Adviser shall be responsible for payment of any amounts required to be paid under the Agreement, including, without limitation, any applicable Early Termination Fee, any reimbursements for cash disbursements made by Ultimus and any fee for post-termination de-conversion or liquidation services.

4.	Fee Increases

On each anniversary date of the Agreement, Ultimus will increase the base fees listed in Section 1.1 above by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally unadjusted) (collectively the “CPI-U”)2 plus 1.5%.

5.       Amendment

The parties may only amend this Fee Letter by written amendment signed by all the parties.

Signatures are located on the next page.

[2]	Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.
DGI Investment Trust Fund Administration Fee Letter	Page 2 of 3

The parties duly executed this Fund Administration Fee Letter dated September 11, 2023.

	DGI Investment Trust		Ultimus Fund Solutions, LLC
on its own behalf and on behalf of the Funds

By:	/s/ Ramon A. Rosado Linera	By:	/s/ Gary Tenkman
Name:	Ramon A. Rosado Linera	Name:	Gary Tenkman
Title:		Title:	Chief Executive Officer

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement.

Oriental Trust

By:	/s/ Ramon A. Rosado Linera
Name:	Ramon A. Rosado Linera
Title:	Managing Director
DGI Investment Trust Fund Administration Fee Letter	Page 3 of 3